EXHIBIT 1

[LOGO]eci

              ECI Telecom Completes Acquisition of Laurel Networks

    Positions ECI as a solution provider for next-generation IP/MPLS networks

Petach-Tikva, Israel - June 6, 2005 - ECI Telecom (NASDAQ: ECIL), a global provider of advanced telecommunication solutions to leading carriers and service providers today announced that it has completed the acquisition of Laurel Networks, an innovative provider of Next-Generation IP/MPLS Multi-Service Edge Routers. Laurel`s products and technology add edge routing and IP service capabilities to ECI's broadband, optical, and core routing portfolio, enabling ECI to enhance its systems functionally and to create complete multi-service IP solutions for service providers.

Under the terms of the agreement, ECI paid $88 million in cash for Laurel. Laurel has approximately 150 employees, and the company's sales for the 12 months ended April 30, 2005, totaled $18 million. Among its key customers, Laurel lists Level (3), the US Government, Korea Telecom, Dacom and ntl.

Based in Pittsburgh, Pa., Laurel now becomes ECI's Data Networking Division.

About ECI Telecom
ECI Telecom Ltd. (NASDAQ: ECIL) provides cost-effective solutions for metro and regional optical networks, broadband access, IP routing, bandwidth management, and carrier-class VoIP. ECI's multi-service platforms enable carriers and service providers worldwide to easily introduce new revenue-generating services from the metro core to the edge while increasing the value of their networks and reducing operating expenses. ECI has pioneered key technologies including voice compression, SDH, and DSL, aiding the establishment of global networks. For more information about ECI Telecom, visit www.ecitele.com.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, ECI's ability to successfully integrate the business of Laurel with its own, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.


Press Contact:                                 Investor Relations Contact:
Fran Bosecker                                  Jay Kalish
PR@vantage                                     ECI Telecom
+1-212-532-5612                                +972-3-926-6255
fbosecker@pr-vantage.com                       jay.kalish@ecitele.com